FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

A. S T Gulliver, a person discharging managerial responsibilities

B. J Gulliver, a person connected with S T Gulliver a person discharging managerial responsibilities

C. A Gulliver, a person connected with S T Gulliver a person discharging managerial responsibilities

3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions

A    Acquisition of shares following acceptance of rights in accordance with the terms of the Rights Issue announced on 2 March 2009

B    (i) Under the terms of the Rights Issue sufficient rights were sold in order to fund the take up of the balance of the shares (ii) Acquisition of shares following acceptance of rights in accordance with the terms of the Rights Issue announced on 2 March 2009

C    Lapse of nil paid rights which, under the terms of the Rights Issue announced on 2 March 2009, were aggregated with rights not taken up by other shareholders, issued as New Ordinary Shares and sold by the Joint Global Co-ordinators for £4.48 per share.  The premium obtained over the issue price of £2.54 per share less any expenses of the sale are payable to those shareholders who did not take up their rights.

5	Number of shares, derivatives or any other financial instruments relating to shares acquired
A 995,654 ordinary shares B (ii) 68 ordinary shares
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
B i) 137 nil paid rights C 73,702 nil paid rights
7	Price per share or value of transaction
A and B (ii) £2.54 per ordinary share B (i) £1.301498 per nil paid right C £1.93098 per lapsed nil paid right
8	Date and place of transactions
A, B(ii) and C 6 April 2009, London B(i)24 March 2009, London(Director became aware on 9 April 2009)
9	Date issuer informed of transactions
6 April 2009
10	Total holding following notification
4,357,731
11	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
12	Date of notification
9 April 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: April 09, 2009